UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2013

On March 20, 2014, the registrant issued a press release pertaining to its results of operations for the twelve month period ended December 31, 2013 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

2

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and Chief Accounting Officer

Date: March 20, 2014

4Q13 | 2013

4Q13/2013 Earnings Release Conference Call

English Conference Call

March 21, 2014 11 a.m. (US EST)

12 p.m. Buenos Aires time 12 p.m. São Paulo time 4 p.m. Luxembourg time

Tel: (877) 317-6776

Participants calling from the US

Tel: +1 (412) 317-6776 Participants calling from other countries

Access Code: Adecoagro

Investor Relations

Charlie Boero Hughes

CFO

Hernan Walker

IR Manager

Email ir@adecoagro.com

Website www.adecoagro.com

Adecoagro recorded Adjusted EBITDA of $66.5 million in 4Q13, driving 2013 Adjusted EBITDA to $180.7 million

Luxembourg, March 20, 2014 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the fourth quarter and twelve month period ended on December 31, 2013. The financial and operational information contained in this press release is based on audited consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance $ thousands 2013 2012 Chg % 4Q13 4Q12 Chg %

Gross Sales 644,624 604,700 6.6% 169,776 171,484 (1.0%) Net Sales (1) 624,427 591,719 5.5% 157,743 171,242 (7.9%)

Adjusted EBITDA (2)

Farming & Land Transformation 88,942 68,647 29.6% 38,472 32,728 17.6% Sugar, Ethanol & Energy 115,239 97,505 18.2% 35,152 42,284 (16.9%) Corporate Expenses (23,478) (25,442) (7.7%) (7,111) (6,550) 8.6%

Total Adjusted EBITDA 180,703 140,710 28.4% 66,482 68,462 (2.9%)

Adjusted EBITDA Margin (2) 28.9% 23.8% 21.7% 42.1% 40.0% 5.4%

Net Income (25,830) 9,279 4,614 25,684 (82.0%) Farming Planted Area (Hectares) 217,234 232,547 (6.6%) 217,234 232,547 (6.6%) Sugarcane Plantation Area (Hectares) 99,409 85,663 16.0% 99,409 85,663 16.0%

In the 2013 fiscal year, Adecoagro recorded an Adjusted EBITDA(1) of $180.7 million, 28.4% higher than that of 2012. Adjusted EBITDA margin(1) in 2013 reached 28.9% compared to 23.8% in 2012.

In 4Q13, Adjusted EBITDA was $66.5 million with an Adjusted EBITDA margin of 42.1%, compared to $68.5 million and 40.0% in 4Q12, respectively.

Gross sales in 2013 reached $644.6 million, 6.6% higher than 2012. Sales in 4Q13 reached $169.8 million, slightly below 4Q12.

(1) Net Sales are calculated as Gross Sales net of sugar, ethanol and energy sales taxes.

(2) Please see “Reconciliation of Non-IFRS measures” starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

4Q13

Financial and Operational Performance.

The Farming and Land Transformation businesses’ Adjusted EBITDA in 4Q13 was 38.5 million, 17.6% higher than 4Q12. This increase is mainly explained by: (i) higher rice yields and white rice prices; (ii) an increse in cow productivity coupled with higher milk prices in the dairy business; and (iii) the sale of the San Martin and San Agustin farms which generated a $21.3 million gain in 4Q13 compared to a $19.4 million gain in 4Q12.

On an annual basis, Adjusted EBITDA grew by 29.6%, from $68.6 million in 2012 to $88.9 million mainly driven by: (i) operational and financial performance in the dairy and rice businesses; (ii) gains generated from our commodity hedge position; and (iii) the sale of five developed farms generating $28.2 million gains in 2013 compared to $27.5 million the previous year.

In the Sugar, Ethanol and Energy business, the fourth quarter of 2013 marked the conclusion of the 2013/14 sugarcane harvest. Favorable weather during the quarter allowed our mills to increase the pace of milling, which reached a total of 1.8 million tons, marking a 28.7% growth quarter-over-quarter.

Adjusted EBITDA of our Sugar, Ethanol and Energy business during 4Q13 was $35.2 million with an EBITDA margin of 33.9%, compared to $42.3 million and 43.2% in 4Q12, respectively. This reduction was mainly driven by: (i) 9.2% lower TRS content as a result of the frost which impacted the Center-South region of Brazil in mid July 2013; (ii) lower sugar and ethanol prices; and (iii) the commercial strategy to carry sugar and ethanol inventories into the inter-harvest season to capture higher prices, postponing sales and margins to 1Q14.

On an annual basis, Adjusted EBITDA in 2013 totaled $115.2 million, 18.2% above 2012. Adjusted EBITDA margin during the period expanded to 38.8% from 36.2%. The improvement in financial performance was primarily driven by a 43.0% increase in cane milling, resulting from (i) a 16.0% expansion of our sugarcane plantation, (ii) the ramp up of the Ivinhema mill which increased our nominal crushing capacity by 2.0 million tons, and (iii) a 4.6% increase in sugarcane yields. The growth in crushing and production was partially offset by: (i) a 5.4% reduction in TRS content; (ii) lower sugar and ethanol prices throughout the year; and (iii) our commercial strategy to increase year-end sugar and ethanol inventories by 58.6% and 45.5% respectively, as explained above.

Consolidated Net Income in 2013 totaled a loss of $25.8 million, compared to a $9.3 million gain in 2012. Despite the 28.5% growth in Adjusted EBITDA, the net loss is mainly explained by: (i) a $55.7 million non-cash loss generated by the mark-to-market of our long term biological assets (primarily sugarcane); (ii) a 19.0 million loss resulting from the mark-to-market of currency derivatives used to hedge future US dollar inflows generated by our forward sugar sales; (iii) a $25.9 million increase in accrued interest expenses as a result of lower interest income, and higher interest expenses resulting from an increase in outstanding debt and lower capitalization of interests related to growth projects; and (iv) a $23.6 million foreign exchange loss, generated by the impact of the depreciation of the Brazilian Reais and Argentine Peso on our outstanding dollar-denominated debt.

Strategy Execution

Sugar, Ethanol and Energy Expansion

The construction of the first phase of the Ivinhema mill was completed during the beginning of 2013 on schedule and budget. Ivinhema’s milling operations commenced on April 25, 2013, with 2.0 million tons of nominal crushing capacity, generating important synergies and efficiencies with the Angelica mill.

4Q13

We are currently commencing the construction of the second phase of Ivinhema, which will expand milling capacity to 5.0 million tons per year by 2015, rather than 4.0 million tons as originally planned.

The enlargement of Phase 2 will allow Ivinhema to enhance operational efficiencies and economies of scale, improving operating margins and accelerating free cash flow generation.

Phase 2 will consist of expanding the milling equipment, building a new fluidized bed boiler, 2 new electrical generators and expanding the sugar factory and ethanol distillery. Annual production is expected to increase to 300,000 tons of sugar, 240,000 cubic meters of ethanol and 360,000 MWh of energy exports. Total capital expenditure is estimated at BRL 605 million.

Land Transformation

During 4Q13 we sold the San Martin and San Agustin farms generating $21.3 million of Adjusted EBITDA: In November 2013, we entered into an agreement to sell the San Agustin farm for $17.5 million, equivalent to $3,445 per hectare, representing a 19% premium over the Cushman & Wakefield independent appraisal dated September 30, 2013. San Agustin is a 5,066 hectare farm located in the province of Corrientes, Argentina, and was acquired by Adecoagro in 2004 for growing rice, grains and raising cattle. This transaction generated $14.9 million of Adjusted EBITDA in the fourth quarter of 2013 and an internal rate of return of 20.3%.

In October, 2013, we completed the sale of the San Martin farm for a total price of $7.8 million, equivalent to $2,294 per hectare, representing a 15% premium over the Cushman & Wakefield independent appraisal dated September 30, 2012. San Martin is a 3,502 hectare farm located in the province of Corrientes, Argentina. The farm is used for cattle grazing activities and is a subdivision of the Ita Caabo farm acquired by Adecoagro in 2007. This transaction generated $6.3 million of operating profit in the fourth quarter of 2013 and an IRR of 34%.

During 2013 Adecoagro monetized five farms or 14.2 thousand hectares of its developed land portfolio: Santa Regina, San Martin, San Agustin and Lagoa de Oeste & Mimoso farms. All farms were sold at a premium to the Cushman & Wakefield independent appraisal dated September 30, 2013 ranging between 7% and 19%. The farms generated an aggregate operating profit of $28.2 million which was used to pay down US$ denominated debt and invested in existing operations.

Share Repurchase Program o On September 23, 2013, Adecoagro announced that its Board of Directors had authorized the implementation of a share repurchase program for up to 5% of the oustanding shares over the next 12-months. As of the date of this report, Adecoagro repurchased a total of 2.3 million shares or 1.9% of shares outsanding.

Recent Developments:

During January 2014, the Argentine peso experienced a 22% devaluation, from a 6.52 ARS/USD to 8.02 ARS/USD. Given that the majority of Adecoagro’s agricultural production is destined to the export market, a significant portion of the Company´s revenues in Argentina are US dollar-denominated.

Meanwhile, with the exception of fertilizers, agrochemicals and seeds, production costs are mainly denominated in local currency pesos. The net effect of the devaluation of the Argentine peso is positive to our margins.

4Q13

Market Overview

During early 2014 corn prices fell to their lowest level since 2010, as a result of the global build of record Norh America harvest. Soybean prices have been reacting to two opposing forces: (i) a bullish influence seen through the tightening of the US balance sheet, and (ii) a bearish hedging pressure as a result of a large crop in South America. While demand has started to shift towards the South America crop relieving some pressure on the U.S, over the last four weeks, commodity prices have rallied as concern that tension between Ukraine and Russia will disrupt exports from the Black Sea region. In an attempt to hedge against inflation and possible devaluation; Ukrainian farmers are hoarding production and delaying grain shipments. The crisis in Ukraine, set to be the world’s third-largest corn exporter and sixth-largest for wheat, has increased spot prices and market volatility for those commodities. Brazilian Center-South sugarcane harvest was near completion by year-end, reaching a total crushing volume of 596 million tons, 11.5% above the previous harvest year. Ethanol prices at the gas pump remained below the 70% parity to gasoline, boosting consumer demand and drawing prices 12% higher than 2012. Into the off-season, ethanol prices continued to appreciate, increasing from 1,281 BRL/m3 in December to 1,369 BRL/m3 in February marking a 6.85% increase in two months. Brazilian energy prices in the off-season have also rallied to over 800 BRL/MWh, driven by low water levels in hydroelectric reservoirs as a result of the summer drought.

VHP prices in 2013 remained under pressure, with prices closing at 14.75 USc/lb, 16% below 2012. However, at the end of January 2014, sugar prices bounced 8% as a result of a severe drought experienced in Brazil’s Center-South region which is drawing concerns that the new cane crop may see yield losses and reduce sugarcane production. UNICA and industry associations have reduced their expectations for the Brazilian harvest to 570/580 million tons of cane from 600/610 million. Despite coming off of 3 consecutive surplus years, sugar supply and decrease looks continually constructive. Demand increases and limitations on production expansion in key producing countries make current prices attractive.

adecoagro
4Q13

Operating Performance

Farming Business

Farming Production Data			
Planted Area (hectares)	***2013/14 (3)***	***2012/13***	***% Chg***
Soybean	58,959	62,540	(5.7%)
Soybean 2nd Crop	24,118	29,563	(18.4%)
Corn (1)	45,423	41,205	10.2%
Corn 2nd Crop	5,106	4,528	12.8%
Wheat (2)	59,289	28,574	2.5%
Sunflower	12,880	12,478	3.2%
Cotton	6,217	3,098	100.7%
Total Crops	**181,992**	**181,985**	**0.0%**
Rice	36,604	35,249	3.8%
Total Farming	**218,596**	**217,234**	**0.6%**
Owned Croppable Area	133,645	128,947	3.6%
Leased Area	55,728	54,197	2.8%
Second Crop Area	29,223	34,091	(14.3%)
Total Farming Area	**218,596**	**217,235**	**0.6%**

(1) Includes sorghum
(2) Includes barley
(3) As of March 20, 2014

2013/14 Harvest Year

During the second half of 2013, we began our planting activities for the 2013/14 harvest year. As of December 31, 2013, 198,915 hectares were successfully planted. Planting activities continued throughout early 2014, and as of the date of this report, planting for the 2013/14 harvest has been fully completed with a total of 218,719 hectares seeded (excluding sugarcane). Adecoagro's owned croppable area, which is the area that provides the highest EBITDA contribution, has increased by 3.6% as a result of land transformation net of farm sales. Leased area, (an opportunistic business driven by returns) has increased by 1,536 hectares. Second crop area was reduced by 4,867 hectares as a result of higher expected margins for planting soybean first crop compared to the expected margin of planting wheat followed by soybean second crop. In aggregate, total planted area has increased slightly.

Planting conditions for the 2013/14 harvest year have been adequate. On average, planting was done in a timely manner, and conditions for the initial growth phase of the crops were good. From December 2013 through mid-January 2014, the main productive regions of Argentina suffered lack of rains together with high temperatures, which negatively affected the normal development of early planted corn. Nevertheless, rains in mid-January 2014 and early February have allowed the crops to develop normally.

Soybean: 58,959 hectares were successfully planted, 5.7% below the previous harvest season as a result of crop rotation. The Soybean crop was planted in mid-October according to schedule and began its growth cycle favored by heavy rainfalls in October and November 2013. In addition, good climatic conditions experienced mid-way through January have allowed the crop to develop normally.

Soybean 2nd crop: While 6,500 hectares could not be seeded as a result of lack of rains, 24,118 hectares were successfully planted on schedule. Favorable weather experienced mid-way through January and early February have allowed the crop to develop normally.

Corn: As of December 31, 2013, most of our corn crop had been planted. Seeking to diversify our crop risk and water requirements approximately 20% early corn was planted in September and 80% late corn

5

adecoagro
4Q13

was planted during the end of November and December of 2013. The early corn grew under good conditions, but was marginally affected by the lack of rainfall and high temperatures during December and early January which occurred during the plant flowering or critical growth stage. The late corn areas have received an adequate amount of rainfall and are expected to offset the yield damage caused by the early corn crop.

Wheat: As of December 31, 2013, 29,289 planted hectares were harvested, accounting for 99% of total planted area. Average yield for the wheat crop was 2.6 tons per hectare, 44% higher than the previous harvest. Yields were above those of the 2012/13 harvest year due to: (i) a higher proportion of area being planted in the main productive wheat region of Argentina, and (ii) climatic conditions in line with historical averages as opposed to last year's severe drought.

Sunflower: During the end of the fourth quarter of 2013, we began the harvest of the 12,880 hectares of sunflower. As of December 31, 2013, 2,059 hectares of our farms located in northeast Argentina were harvested with an average yield of 1.4 tons per hectare, below the historical average. This was primarily a consequence of unfavorable climatic conditions. As we begin to harvest the sunflower in our farms located in the Humid Pampas region, we expect average yields to improve.

Rice: Our rice planting plan was completed as of December 31, 2013. Planted area totaled 36,604 hectares, 3.8% above that of the 2012/13 harvest year. Supply of water in dams and rivers was sufficient to flood the rice fields throughout the growth cycle and sunshine radiation throughout the crop's cycle has been favorable.

Cotton: 6,217 hectares of cotton were planted as of December 31, 2013. The crop is now going through its initial growth phase and is developing as expected.

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data							
	metric	2013	2012	Chg %	4Q13	4Q12	Chg %
Crushed Cane	tons	6,417,951	4,488,935	43.0%	1,755,182	1,363,632	28.7%
Own Cane	tons	5,560,352	4,304,038	29.2%	1,473,993	1,349,278	9.2%
Third Party Cane	tons	857,599	184,897	363.8%	281,189	14,355	1,858.9%
Sugar Produced	tons	335,643	281,622	19.2%	98,642	80,377	22.7%
Ethanol Produced	M3	268,053	183,713	45.9%	69,899	61,128	14.3%
Hydrous Ethanol	M3	139,725	58,720	138.0%	52,992	23,821	122.5%
Anhydrous Ethanol	M3	128,327	124,993	2.7%	16,907	37,307	(54.7%)
Exported Energy	MWh	300,208	238,540	25.9%	89,390	77,474	15.4%
Expansion & Renewal Area	hectares	25,764	23,391	10.1%	7,397	6,011	23.1%
Harvested Area	hectares	77,442	57,236	35.3%	22,427	20,210	11.0%
Sugarcane Plantation	hectares	99,409	85,663	16.0%	99,409	85,663	16.0%

Adecoagro's sugarcane crushing during 2013 reached 6.4 million tons, 43.0% higher than in 2012. This increase was driven primarily by the ramp up of the Ivinhema mill, the utilization of full nominal crushing capacity at the Angelica mill and the expansion of our sugarcane plantation. In addition, during 2013 we opportunistically acquired 857 thousand tons of sugarcane from other mills and farmers to process at our mill.

As a result of the increase in sugarcane milling, sugar and ethanol production during 2013 was 19.2% and 45.9% higher than in 2012, respectively. Exported energy (MWh) increased by 25.9% year-over-year as a result of the ramp up in sugarcane crushing capacity of the Ivinhema mill.

6

4Q13

Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at lower costs. As a result, adecoagro has become an efficient low cost producer. During 2013, we planted 25,764 hectares, reaching a total plantation size of 99,409 hectares, 16.0% larger than in 2012.

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights						
$ thousands	**2013**	**2012**	**Chg %**	**4Q13**	**4Q12**	**Chg %**
Gross Sales						
Farming	327,163	322,368	1.5%	53,629	73,354	(26.9%)
Total Sales	**327,163**	**322,368**	**1.5%**	**53,629**	**73,354**	(26.9%)
Adjusted EBITDA [1]						
Farming	60,770	41,134	47.7%	17,219	13,310	29.4%
Land Transformation	28,172	27,513	2.4%	21,253	19,418	9.4%
Total Adjusted EBITDA[1]	**88,942**	**68,647**	**29.6%**	**38,472**	**32,728**	**17.6%**
Adjusted EBIT [1]						
Farming	52,318	33,566	55.9%	15,192	11,275	34.7%
Land Transformation	28,172	27,513	2.4%	21,253	19,418	9.4%
Total Adjusted EBIT[1]	**80,490**	**61,079**	**31.8%**	**36,445**	**30,693**	**18.7%**

Adjusted EBIT for the Farming and Land Transformation business in 4Q13 was $36.4 million, 18.7% higher than 4Q12. This increase is primarily explained by: (i) higher yields and white rice prices in our rice business; (ii) increased productivity per cow, a larger herd and higher milk prices in our dairy business; and (iii) greater profit generated by farm sales.

On a cumulative basis, Adjusted EBIT in 2013 was $80.5 million, 31.8% higher year-over-year. The performance was driven by: (i) operational and financial performance in the dairy and rice business; (ii) profit generated from our corn derivatives hedge position; and (iii) higher profit from farm sales.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of sales.

7

4Q13

Crops

Crops Highlights

metric 2013 2012 Chg % 4Q13 4Q12 Chg %

Gross Sales $ thousands 185,117 196,206 (5.7%) 16,093 39,329 (59.1%) thousand tons 641.5 684 (6.2%) 57.6 120 (51.9%) $ per ton 288.6 287 0.6% 279.6 329 (15.0%) Adjusted EBITDA $ thousands 36,720 34,313 7.0% 8,193 9,541 (14.1%)

Adjusted EBIT $ thousands 34,549 32,240 7.2% 7,641 8,834 (13.5%)

Area under production (1) hectares 147,895 151,132 (2.1%) 147,895 151,132 (2.1%)

(1) Does not include second crop planted area. Areas correspond to 2012/13 and 2011/12 harvest years.

Adjusted EBIT of our Crops segment increased from $32.2 million in 2012 to $34.6 million in 2013, mainly as a result of our commodity hedge position. During 2013, our hedge position generated gains of $7.6 million, mainly in corn. These derivative gains more than offset the lower crop yields and margins.

Crops Gross Sales Breakdown

Amount ($ ‘000) Volume $ per unit

Crop 2013 2012 Chg % 2013 2012 Chg % 2013 2012 Chg %

Soybean 68,850 66,721 3.2% 190,705 191,595 (0.5%) 361 348 3.7% Corn (1) 79,423 68,790 15.5% 353,333 313,501 12.7% 225 219 2.4% Wheat (2) 21,798 34,831 (37.4%) 75,347 150,274 (49.9%) 289 232 24.8% Sunflower 8,030 7,887 1.8% 19,571 19,734 (0.8%) 410 400 2.7% Cotton lint 5,215 15,297 (65.9%) 2,545 8,705 (70.8%) 2,049 1,757 16.6% Others 1,801 2,680 (32.8%)

Total 185,117 196,206 (5.7%) 641,501 683,809 (6.2%)

Amount ($ ‘000) Volume $ per unit

Crop 4Q13 4Q12 Chg % 4Q13 4Q12 Chg % 4Q13 4Q12 Chg %

Soybean 2,622 7,660 (65.8%) 8,499 21,720 (60.9%) 308 353 (12.5%) Corn (1) 2,316 18,887 (87.7%) 17,545 74,421 (76.4%) 132 254 (48.0%) Wheat (2) 9,830 3,074 219.8% 30,422 15,570 95.4% 323 197 63.7% Sunflower 9 1,221 (99.3%) 121 2,928 (95.9%) 73 417 (82.6%) Cotton lint 2,206 8,318 (73.5%) 964 4,947 (80.5%) 2,289 1,681 36.1% Others (889) 170 (623.2%) %

Total 16,093 39,329 (59.1%) 57,552 119,587 (51.9%)

(1) Includes sorghum. (2) Includes barley.

Note: Prices per unit are a result of averaging different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR).

Sales in 2013 were 5.7% lower than in 2012, primarily driven by lower sales volumes for cotton and wheat as a result of a 51.5% and a 33.9% respective decrease in planted areas. Lower volumes were partially offset by higher commodity price for most crops.

Crop sales during 4Q13 reached $16.1 million, 59.1% lower than 4Q12, primarily on account of lower sales volumes of corn, soybean, cotton and sunflower as well as lower prices.

adecoagro
4Q13

Crops - Changes in Fair Value Breakdown

As of December 31, 2013	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2012/13 harvest year									
Total harvested Area 2012/2013	*Hectares*	62,199	29,616	52,442	8,180	28,574	12,478	3,246	196,735
Changes in Fair Value in 2013 from harvested area 2012/13 (i)	***$ thousands***	**9,940**	**1,463**	**3,861**	**299**	**46**	**1,445**	**290**	**17,345**
2013/14 Harvest Year									
Total planted Area Plan	***Hectares***	**59,421**	**28,694**	**45,178**	**5,118**	**29,411**	**12,887**	**6,430**	**187,139**
Area to be planted (a)	*Hectares*	3,583	9,345	9,130	1,048	-	1,435	-	24,540
Planted area in initial growing stages (b)	*Hectares*	55,838	19,349	36,047	4,070		11,453	6,430	133,188
Planted area with significant biological growth (c)	*Hectares*	2,144	-	15,028	-	2,127	8,136	674	28,109
Changes in Fair Value in 2013 from planted area 2013/2014 with significant biological growth (ii)	***$ thousands***	**462**	**-**	**(159)**	**-**	**211**	**364**	**17**	**895**
Area harvested in current periods (d)	*Hectares*	-	-	-	-	27,284	2,059	-	29,343
Changes in Fair Value in 2013 from harvested area 2013/14 (iii)	***$ thousands***	**-**	**-**	**-**	**-**	**5,896**	**220**	**-**	**6,116**
Total Changes in Fair Value in 2013 (i+ii+iii)	***$ thousands***	**10,402**	**1,463**	**3,702**	**299**	**6,154**	**2,029**	**307**	**24,356**

The table above shows the gains or losses from crop production generated in 2013. Our crop operations related to the 2012/13 harvest year generated Changes in Fair Value of $17.3 million. Regarding the 2013/14 harvest year, as of December 31, 2013, the harvest of winter crops (wheat, barley and sunflower) was mostly complete, generating Changes in Fair Value of $6.1 million. In addition, 4,271 hectares of summer crops, mainly soy and corn, had attained significant biological growth as of December 31, 2013, and generated Changes in Fair Value of $0.9 million. As a result, total Changes in Fair Value of Biological Assets and Agricultural Produce reached $24.4 million.

Rice

Rice - Highlights

	metric	2013	2012	Chg %	4Q13	4Q12	Chg %
Gross Sales	*$ thousands*	107,093	93,904	14.0%	28,827	24,534	17.5%
	thousand tons (1)	254.1	230.4	10.3%	55.1	63.6	(13.4%)
	$ per ton	421	408	3.4%	523	386	35.7%
Adjusted EBITDA	*$ thousands*	12,902	4,943	161.0%	5,949	5,312	12.0%
Adjusted EBIT	***$ thousands***	**8,171**	**1,120**	**629.6%**	**4,893**	**4,390**	**11.5%**
Area under production (2)	*hectares*	35,249	31,497	11.9%	35,249	31,497	11.9%
Rice Mills							
Total Rice Produced	*thousand tons* (1)	202.6	171.1	18.4%	-	-	-
Own rough rice transferred to mills (3)	*thousand tons* (1)	189.5	163.1	16.2%	75.6	4.0	1,791.0%
Third party rough rice purchases	*thousand tons* (1)	45.9	70.9	(35.2%)	3.0	5.9	(49.7%)
Sales of Processed Rice	*thousand tons* (1)	254.1	230.4	10.3%	55.1	63.6	(13.4%)
Ending stock	*thousand tons* (1)	22.1	20.8	6.3%	22.1	20.8	6.3%

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2012/13 and 2011/12 harvest years

(3) Rice transferred to the mill is lower than rice production on the farm because a portion of the production is stored to be used as seed.

9

adecoagro
4Q13

Adjusted EBIT corresponding to Adecoagro's 2013 rice segment is primarily explained by the harvest of the 2012/13 crop during 1Q13 and 2Q13, and the biological growth of the 2013/14 crop at year end.

From an operational perspective, 2013 was a favorable year for our rice operation. During the 2012/13 crop year, we expanded our planted area by 11.9% to 35,249 hectares compared to the 2011/12 crop. In addition, rice yields improved 5.8% driven by favorable weather and the implementation of zero-level technology across 22% of our rice fields. As a result, production in 2012/13 increased 18.4% compared to 2011/12. As shown in the table below, rice generated Changes in Fair Value of $5.9 million.

Regarding the 2013/14 rice crop, during 3Q13 36,331 hectares were successfully planted and growing on the fields, 3.1% higher than the previous crop. Climate conditions, including rain, temperature and solar radiation, have been favorable for the proper development of the crop. As shown in the table below, this crop generated Changes in Fair Value of $2.4 million.

Average white rice prices during 2013, net of selling expenses, increased by 6.1% compared to 2012. As a result of the operational improvements and higher prices, Adjusted EBIT for the rice segment in 2013 was $8.2 million, 629.6% or $7.1 million higher than 2012. We expect operational and financial performance to continue improving over the next 3 years as we complete the implementation of zero-level technology over most of our planted area and stabilize the recently transformed areas of San Joaquin and Doña Marina.

Rice - Changes in Fair Value Breakdown

As of December 31, 2013	metric	Rice
2012/13 harvest year		
Total harvested area in 2012/2013	*Hectares*	35,249
Changes in Fair Value from harvested area 2012/13 (i)	***$ thousands***	**5,911**
2013/14 harvest year		
Total Planted Area Plan	***Hectares***	**36,331**
Planted area in initial growing stages (a)	*Hectares*	646
Planted area with significant biological growth (b)	*Hectares*	35,347
Area to be planted (c)	*Hectares*	36,331
Changes in Fair Value from planted area 2013/2014 with significant biological growth (ii)	***$ thousands***	**2,211**
Area harvested in current period (d)	*Hectares*	337
Changes in Fair Value from harvested area in 2013 (iii)	***$ thousands***	**217**
Total Changes in Fair Value in 2013 (i+ii+iii)	***$ thousands***	**8,339**

10

adecoagro
4Q13

Dairy

Dairy - Highlights	metric	2013	2012	Chg %	4Q13	4Q12	Chg %
Gross Sales	*$ thousands*	30,661	18,868	62.5%	8,186	4,616	77.3%
	million liters	73.0	54.95	32.8%	20.6	16.1	28.1%
	$ per liter	0.42	0.34	22.4%	0.40	0.29	38.5%
Adjusted EBITDA	*$ thousands*	9,801	(2,402)	- %	2,992	(1,405)	- %
Adjusted EBIT	***$ thousands***	**8,715**	**(3,298)**	**- %**	**2,682**	**(1,635)**	**- %**
Milking Cows	*Average Heads*	6,092	5,025	21.2%	6,394	5,694	12.3%
Cow Productivity	*Liter/cow/day*	32.8	30.0	9.5%			

Milk production reached 73.0 million liters in 2013, 32.8% higher than 2012. This increase in production is attributable to a 21.2% increase in our milking cow herd, coupled with improved cow productivity. Average productivity during 2013 reached 32.8 liters per cow per day, compared to 30.0 liters during 2012. We expect cow productivity to gradually increase to an average of 35 liters per cow per day as new cows adapt to our second free stall dairy, which started operating during the end of 2012 and was fully populated with 3,500 cows in 3Q13.

Milk prices have also been favorable during 2013 driven by international whole milk prices. Local raw milk prices averaged $0.42 cents, 22.4% above the previous year.

As a result of the improved operational performance described above, coupled with the sale of "La Lacteo" milk processing facility in 2Q13, Adjusted EBIT for 2013 totaled $8.7 million, $12.0 million higher than in 2012.

Cattle

Cattle - Highlights	metric	2013	2012	Chg %	4Q13	4Q12	Chg %
Gross Sales	*$ thousands*	3,853	5,027	(23.4%)	523	1,155	(54.7%)
Adjusted EBITDA	*$ thousands*	2,894	4,119	(29.7%)	333	994	(66.5%)
Adjusted EBIT	***$ thousands***	**2,805**	**3,930**	**(28.6%)**	**313**	**957**	**(67.3%)**
Area under production	*hectares*	63,513	74,017	(14.2%)	42,367	70,178	(39.6%)

Our cattle business consists mainly of leasing land not suitable for crop production to third parties for cattle grazing activities. Leasing fees per hectare are fixed in kilograms of beef per hectare and tied to the market price of beef. Adjusted EBIT in 2013 reached $2.8 million, 28.6% below 2012. The decrease in Adjusted EBIT is primarily related to a 12.5% decrease in meat prices as compared to 2012 and a 14.2% decrease in leased area resulting from the sale of farms during the year and the conversion of cattle land into rice land.

11

4Q13

Land Transformation business

Land Transformation - Highlights	metric	2013	2012	Chg %	4Q13	4Q12	Chg %
Adjusted EBITDA	$ thousands	28,172	27,513	2.4%	21,253	19,418	9.4%
Adjusted EBIT	**$ thousands**	**28,172**	**27,513**	**2.4%**	**21,253**	**19,418**	**9.4%**
Land Sold	Hectares	14,176	9,475	49.6%	8,569	1,845	364.4%

During 4Q13, Adecoagro completed the sale of the San Agustin and San Martin farms, generating a total of $21.3 million of Adjusted EBIT for our Land Transformation business, 9.4% higher than the previous year. (See transaction details below)

Considering the sales in 4Q13, farm sales during 2013 totaled five farms or 14,176 hectares, which generated an Adjusted EBIT of $28.2 million. Each of these farms were sold at premiums to the Cushman & Wakefield independent farmland appraisal dated September 30, 2013 ranging between 7% and 19%. These farm sales reflect Adecoagro's strategy of monetizing its fully developed land portfolio to reallocate its capital efficiently and generate attractive return on invested capital for its shareholders.

San Agustín Farm Sale

In November, 2013, we entered into an agreement to sell the San Agustin farm for $17.5 million, equivalent to $3,445 per hectare, representing a 19% premium over the Cushman & Wakefield independent appraisal dated September 30, 2013. San Agustin is a 5,066 hectare farm located in the province of Corrientes, Argentina and was acquired by Adecoagro in 2004 for growing rice, grains and raising cattle. This transaction generated $14.9 million of operating profit in the fourth quarter of 2013.

San Martin Farm Sale

In October, 2013, we completed the sale of the San Martin farm for a total price of $ 8.0 million, equivalent to $2,294 per hectare, representing a 15% premium over the Cushman & Wakefield independent appraisal dated September 30, 2012. San Martin is a 3,502 hectare farm located in the province of Corrientes, Argentina. The farm is used for cattle grazing activities and is a subdivision of the Ita Caabo farm acquired by Adecoagro in 2007. This transaction generated $6.3 million of operating profit in the fourth quarter of 2013.

Santa Regina Farm Sale

Santa Regina is a 3,618 hectare farm that was purchased by Adecoagro in 2002 for a total of $2.3 million, or $625 per hectare. The farm has 3,200 hectares of croppable land that have been transformed and are currently used to produce corn, soybean and wheat. During the last ten years, we have operated Santa Regina under a sustainable production model focused on no-till farming, crop rotation, balanced fertilization and other best practices, which have enhanced productivity and soil quality. Considering the purchase price, transformation capital expenditures, operating cash flows and exit price, this investment generated an internal rate of return of 34.2%. The book value of Santa Regina in our balance sheet was $3.1 million. We recorded a $19.4 million gain in the fourth quarter of 2012 in connection with the sale of 51% stake of Santa Regina S.A. ($10.4 million of such gain corresponds to the fair value of the remaining 49% interest). We also recorded a $1.2 million gain in the second quarter of 2013 in connection with the sale of the 49%

12

4Q13

interest. On June 14, 2013, Adecoagro sold its remaining 49% interest in Santa Regina S.A., a company whose sole asset is the Santa Regina farm located in Buenos Aires, Argentina. The farm was sold for $13.1 million (equivalent to $7,370 per hectare), 16% above Cushman and Wakefield's independent appraisal dated September 2012.

Sale of Mimoso and Lagoa de Oeste Coffee Farms

During May 2013, Adecoagro entered into an agreement to sell the Mimoso farm and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. Coffee business divestiture resulted in a total of $20.8 million in cash proceeds representing a 7% premium to the Cushman & Wakefield farm appraisal.

Land transformation is an ongoing process, which consists of transforming undervalued or undermanaged land into its highest production capabilities. All our farmland is managed under a sustainable production model that is focused on cutting edge technologies, such as no-till farming, crop rotations, balanced fertilization and integrated pest management, among other practices, which enhances soil productivity and reduces the use of fertilizers and agrochemicals year after year.

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	2013	2012	Chg %	4Q13	4Q12	Chg %
Net Sales [1]	297,265	269,351	10.4%	104,113	97,888	6.4%
Gross Profit Manufacturing Activities	129,466	96,978	33.5%	46,399	40,092	15.7%
Adjusted EBITDA	**115,239**	**97,505**	**18.2%**	**35,152**	**42,284**	**(16.9%)**
Adjusted EBITDA Margin	38.8%	36.2%	7.1%	33.8%	43.2%	(21.8%)

(1) Net Sales are calculated as Gross Sales net of sales taxes.

The fourth quarter of 2013 marked the conclusion of the 2013/14 sugarcane harvest. Favorable weather during the quarter allowed our mills to increase the pace of milling, which reached a total of 1.8 million tons, marking a 28.7% growth quarter-over-quarter. Adjusted EBITDA of our Sugar, Ethanol and Energy business during 4Q13 was $35.3 million with an EBITDA margin of 33.9%, compared to $42.3 million and 43.2% in 4Q12, respectively. This reduction is mainly driven by: (i) 9.2% lower TRS content as a result of the frost which impacted the Center-South region of Brazil in mid July 2013; (ii) lower sugar and ethanol prices and (iii) the commercial strategy to carry ethanol inventories into the inter-harvest season.

On an annual basis, Adjusted EBITDA in 2013 totaled $115.2 million, 18.2% above 2012. Adjusted EBITDA margin during the period expanded to 38.8% from 36.2%. The improvement in financial performance was primarily driven by: (i) a 43.0% increase in cane milling, resulting from a 16.0% expansion of our sugarcane plantation, the ramp up of the Ivinhema mill which increased our nominal crushing capacity by 2.0 million tons, and a 4.6% increase in sugarcane yields. The growth in crushing and production was partially offset by: (ii) a 5.4% reduction in TRS content as previously explained above; (iii) lower sugar and ethanol prices throughout the year; and (iv) higher year-end sugar and ethanol inventories, 36.9% and 31.3% respectively.

13

adecoagro
4Q13

Sugar, Ethanol & Energy - Net Sales Breakdown										
		Amount ($ '000)			Volume			$ per unit		
	metric	2013	2012	Chg %	2013	2012	Chg %	2013	2012	Chg %
Sugar	tons	132,542	132,732	(0.1%)	325,067	272,936	19.1%	408	486	(16.2%)
Ethanol	cubic meters	135,644	116,019	16.9%	243,405	177,963	36.8%	557	652	(14.5%)
Energy	MWh	28,535	22,545	26.6%	354,040	317,211	11.6%	81	71	13.4%
Other		544	150	263.6%		-	-	-	-	-
TOTAL		**297,265**	**271,447**	**9.5%**		**-**	-	-	-	-
		Amount ($ '000)			Volume			$ per unit		
		4Q13	4Q12	Chg %	4Q13	4Q12	Chg %	4Q13	4Q12	Chg %
Sugar	tons	49,914	51,904	(3.8%)	127,720	119,046	7.3%	389	436	(10.8%)
Ethanol	cubic meters	48,511	39,630	22.4%	95,620	65,903	45.1%	507	601	(15.6%)
Energy	MWh	9,770	6,480	50.8%	115,511	75,533	52.9%	85	86	(1.4%)
Other		297	147	102.0%	-	-	-	-	-	-
TOTAL		**108,491**	**98,161**	**10.5%**	**-**	**-**	-	-	-	-

Net Sales during 2013 reached $297.3 million, 9.5% above 2012. Despite lower sugar and ethanol prices, sales increased driven by the strong growth in sales volumes. Sugar, ethanol and energy volumes sold increased by 19.1%, 36.8% and 11.6%, respectively, as a result of a 43.0% year-over-year increase in sugarcane crushing. The increase in sales volumes was offset by: (i) lower sugar prices year-over-year; and (ii) the depreciation of the Brazilian Reais, which resulted in lower ethanol prices in dollar terms.

During 4Q13, total sales for sugar, ethanol and energy were 10.5% higher than in 4Q12. The growth in sales volumes resulting from the growth in sugarcane crushed was largely offset by lower sugar and ethanol market prices in dollar terms.

Sugar, Ethanol & Energy - Industrial indicators							
	metric	2013	2012	Chg %	4Q13	4Q12	Chg %
Milling Cluster	thousand tons	5,344	3,503	52.5%	1,485	1,077	37.9%
Milling UMA	thousand tons	1,074	986	9.0%	270	287	(5.8%)
Milling Total	**thousand tons**	**6,418**	**4,489**	**43.0%**	**1,755**	**1,364**	**28.7%**
Own sugarcane	%	86.6%	95.9%	(9.6%)	84.0%	98.9%	(15.1%)
Sugar mix in production	%	46.6%	51.4%	(9.4%)	50.0%	40.7%	23.0%
Ethanol mix in production	%	53.4%	48.6%	9.9%	50.0%	59.3%	(15.8%)
Exported energy per ton crushed	KWh/ton	47	53	(12.0%)	51	57	(10.4%)

Despite challenging weather during the year, which included a drought during January, excess rains at the start of the harvest and frost in July, our mills crushed a total of 6.4 million tons compared to 4.5 million the previous year. This 43.0% growth year-over-year was driven by the expansion of our sugarcane plantation and the completion and start of operations of the Ivinhema mill, which increased our nominal crushing capacity to 7.2 million tons from 5.2 million tons.

In line with our strategy of being a low-cost producer of sugar, ethanol and electricity, the supply of our own sugarcane, which we plant, grow and harvest, as a percentage of total sugarcane crushed, remains at very high levels relative to the industry average. During the last harvest year, 86.6% of our total crushed cane was grown and harvested by Adecoagro. The supply of owned sugarcane allows us to control the flow and quality of the sugarcane delivered at the mill, and leverages our agricultural expertise to maximize

14

adecoagro
4Q13

sugarcane yields and sugar content. Considering our sugarcane planting efforts during 2013, we expect that our own cane production in 2014 will be sufficient to supply our mills at near full nominal capacity.

Our production mix during 2013 was slanted towards maximizing ethanol production. On average, during 2013 53.4% of the sugar content (TRS) was used to produce anhydrous and hydrous ethanol and 46.6% was used to produce sugar. Market prices and relative margins, including Mato Grosso do Sul tax incentives for ethanol, favored ethanol production most of the year.

Regarding the Energy business, although cogeneration exports to the grid increased 25.9% year-over-year and 15.4% quarter-over-quarter as a result of higher volume of cane crushed, cogeneration per ton of cane crushed decreased from 53 KWh/ton in 2012 to 47 KWh/ton in 2013. The decrease in exported energy year-over-year is explained by postponed bagasse burning at Ivinhema as a result of the Ivinhema mill start-up. Our stockpile of bagasse will be burned during March 2014 in order to capture current high energy prices which increased as a result of low water levels in the Brazilian hydroelectric reservoirs.

Sugar, Ethanol & Energy - Changes in Fair Value						
		2013			2012	
Biological Asset						
	$	Hectares	$/hectare	$	Hectares	$/hectare
(+) Sugarcane plantations at end of period	213,783	99,409	2,151	195,870	85,663	2,287
(-) Sugarcane plantations at begining of period	(195,870)	85,663	2,287	(158,925)	65,308	2,433
(-) Planting Investments [(1)]	(95,538)	31,764	3,008	(80,754)	23,391	3,452
(-) Exchange difference	30,284			19,026	-	-
Changes in Fair Value of Biological Assets	**(47,341)**			**(24,783)**	**-**	**-**
Agricultural Produce						
	$	Tons	$/ton	$	Tons	$/ton
(+) Harvested own sugarcane transferred to mill	154,186	5,560	28	149,569	4,304	35
(-) Costs incurred in maintenance	(48,434)			(33,428)	-	-
(-) Leasing Costs	(31,236)			(28,695)	-	-
(-) Harvest Costs	(98,155)			(85,687)		
Changes in Fair Value of Agricultural Produce	**(23,639)**			**1,760**	**-**	**-**
Total Changes in Fair Value	**(70,980)**			**(23,024)**	**-**	**-**

(1) Planting Investments includes 25,764 hectares of sugarcane planted and 6,100 hectares of soil preparation in advance of planting.

In 2013, Total Changes in Fair Value of the Sugar, Ethanol and Energy business was negative $71.0 million, primarily as a result of a decrease in the fair value of our sugarcane plantations, from an average of $ 2.287 per hectare as of 2012 year end, to $ 2.151 per hectare as of 2013 year end, generating unrealized Changes in Fair Value of Biological Assets of negative $47.3 million. The decrease in valuation per hectare corresponds to lower sugar prices included in the DCF model used to estimate the fair value of our sugarcane plantations. This unrealized non-cash gain was further decreased by a $23.6 million loss in current cane production ("agricultural produce"). Changes in Fair Value of Agricultural produce were almost completely driven by a decrease in the price used to value the cane transferred from our fields to the mills.

15

adecoagro
4Q13

Agricultural Produce - Productive Indicators							
	metric	2013	2012	Chg %	4Q13	4Q12	Chg %
Harvested own sugarcane	thousand tons	5,560	4,304	29.2%	1,473	1,349	9.2%
Harvested area	Hectares	77,442	62,717	23.5%	22,427	20,210	11.0%
Yield	tons/hectare	71.8	68.6	4.6%	65.7	66.8	(1.6%)
TRS content	kg/ton	126.5	133.8	(5.4%)	126.6	139.5	(9.2%)
TRS per hectare	kg/hectare	9,085	9,184	(1.1%)	8,317	9,313	(10.7%)
Mechanized harvest	%	94.2%	89.9%	4.8%	95.4%	86.9%	9.7%

The table above shows productive indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested and then transferred to our mills for processing. Sugarcane yields and sugar content in cane (TRS) in 2013 were 4.6% above and 5.4% below 2012 levels, respectively. Sugarcane growth was negatively affected by dryer than normal weather conditions during January and February and TRS levels were affected by a frost that hit the Brazilian Center-South region in mid-July. We expect sugarcane yields and TRS to continue increasing as our cluster in Mato Grosso do Sul is stabilized and sugarcane plantations enter the second growth cycle.

Corporate Expenses

Corporate Expenses						
$ thousands	2013	2012	Chg %	4Q13	4Q12	Chg %
Corporate Expenses	(23,478)	(25,442)	(7.7%)	(7,111)	(6,550)	8.6%

Adecoagro's corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others. As shown on the table above, corporate expenses during 2013 were 7.7% below the previous year. This reduction is the result of our cost savings plan coupled with the devaluation of the Brazilian Reais and the Argentine Peso.

Other Operating Income

Other Operating Income	2013	2012	Chg %	4Q13	4Q12	Chg %
Gain/(Loss) from commodity derivative financial instruments	19,586	1,821	975.6%	1,690	3,398	(50.3%)
Loss from forward contracts	(292)	(2,302)	(87.3%)	(242)	(277)	(12.6%)
Gain/(Loss) from sale of subsidiary	779	27,513	(97.2%)	779	19,418	(96.0%)
Gain from disposal of farmland and other assets	26,434	-	- %	21,352	-	- %
Gain/(Loss) from disposal of other property items	670	882	(24.0%)	(82)	253	- %
Gain from disposal of financial assets	1,188	-	- %	1,188	-	- %
Other	1,285	3,183	(59.6%)	97	2,672	(96.4%)
Total	**49,650**	**31,097**	**59.7%**	**24,781**	**25,464**	**(2.7%)**

16

adecoagro

4Q13

Other Operating Income in 4Q13 was enhanced mainly by the sale of the San Martin and San Agustin farms and to a lesser extent by our commodity hedge position.

Other Operating Income in 2013 was $49.7 million, compared to $ 31.1 million in 2012, marking a 59.7% increase. This increase is explained by: (i) a $28.2 million gain related to the sale of farms, (including the Santa Regina farm, San Martin farm, Lagoa de Oeste, Mimoso and San Agustin farm, and La Lacteo); and (ii) a $19.6 million gain related to our commodity hedge position, of which $16.7 million is realized and $2.6 million unrealized or subject to change according to commodity price changes (see page 19).

Financial Results

Financial Results	2013	2012	Chg %	4Q13	4Q12	Chg %
Interest Income/(Expense), net	(42,367)	(16,423)	158.0%	(11,051)	(6,025)	83.4%
Cash Flow Hedge - Reclasified from Equity	(2,560)	-	- %	(2,826)	-	- %
FX Gains/(Losses)	(21,087)	(26,080)	(19.1%)	(4,620)	(6,904)	(33.1%)
Gain/(Loss) from derivative financial Instruments	(19,028)	(5,823)	226.8%	(479)	(59)	711.9%
Taxes	(3,815)	(4,265)	(10.6%)	(904)	(1,035)	(12.7%)
Other Income/(Expenses)	(2,825)	(2,525)	11.9%	(755)	(1,221)	(38.2%)
Total Financial Results	**(91,682)**	**(55,116)**	**66.3%**	**(20,635)**	**(15,244)**	**35.4%**

Net Financial Results in 2013 totaled a loss of $91.7 million, compared to a loss of $55.1 million in 2012.

The $36.6 million year-over-year increase in financial losses is primarily explained by:

- a $25.9 million increase in interest expenses related to our financial debt. This increase year-over-year is explained by: (a) a $4.4 million lower interest income as a result of less cash invested in interest-bearing fixed term deposits; (b) $16.8 million increase in interest expenses as a result of the increase in outstanding debt mainly related to the construction of the Ivinhema mill; and (c) $14.7 million of interests related to growth projects which were capitalized in 2012 but expensed in 2013 as the projects became operational; and
- a $13.2 million greater loss resulting from the mark-to-market of our currency derivatives used to hedge future US dollar inflows generated by our forward sugar sales. The majority of our derivative currency contracts were closed at a loss during the period as a result of the steep depreciation of the Brazilian Reais.

(1) Effective July 1, 2013, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

17

4Q13

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative instruments to mitigate swings in prices by locking margins and stabilizing profits.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including past sales invoiced/delivered and fixed-price forward contracts).

Total Volume and Average Prices

Farming	Country	Volume (thousand tons)	Local Sale price FAS $/ton	Local Sale price FOB cts/bushel (1)
2013/14 Harvest Year				
Soybean	Argentina	111.1	297	1,293
	Uruguay	4.0	441	1,268
	Brazil	10.0	392	1,325
Corn	Argentina	200.4	215	720
Wheat	Argentina	32.7	311	1,143
	Uruguay	7.8	292	849
Cotton	Brazil	2.6	1,706	85
2014/15 Harvest Year				
Soybean	Argentina	10.2	132	605
Corn	Argentina	-	-	-

Sugar, Ethanol & Energy	Country	Volume (thousands)	Local Sale price FCA $/unit	Local Sale price FOB cts/lb (1)
2013/14 Harvest Year				
VHP Sugar (tons)	Brazil	251.8	434	20.0
Ethanol (m3)	Brazil	190.1	542	-
Energy (MWh)(2)	Brazil	351.9	80	-
2014/15 Harvest Year				
VHP Sugar (tons)	Brazil	138.3	403	18.1
Ethanol (m3)	Brazil	-	-	-
Energy (MWh)(2)	Brazil	265.0	85	-

(1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).
In order to compare with CBOT or ICE prices, the respective basis (premium or discount) must be considered.
Cotton prices are expresed in cents per pound (cts/lb).
(2) Considers exchange rate of 2.34 R$/US$

18

adecoagro

4Q13

The table below summarizes the results generated by Adecoagro's derivative positions in 2013 and in previous periods divided by crop year. Realized gains and losses correspond to results generated by derivative contracts that were closed. Unrealized gains and losses correspond to results generated by derivative positions that were still open at the end of the period, and therefore, may generate additional gains or losses in future periods.

Gain/Loss From Derivative Instruments

Farming	Open hedge positions [1] (thousand tons)	2013 Gains/(Losses) (thousands $) Unrealized	Realized	Total 2013	Gains/(Losses) Booked in 2012 (thousands $)	Harvest Year Gains/Losses (thousands $)
2012/13 Total	**-**	**-**	**(536)**	**(536)**	**(7,099)**	**(7,635)**
2013/14 Harvest Year						
Soybean	89	368	(373)	(5)	-	(5)
Corn	123	(44)	8,218	8,174	1,082	9,255
Wheat	-	-	(247)	(247)	-	(247)
Cotton	-	-	(111)	(111)	1,316	1,205
Coffee			203	203	4,345	4,548
2013/14 Total	**212**	**324**	**7,487**	**8,014**	**1,082**	**14,757**
2014/15 Harvest Year						
Soybean	10	132	0.39	132	-	132
Corn	-	-	38	38	-	38
Wheat	-	-	-	-		-
Cotton	-	-	-	-	-	-
2014/15 Total	**10**	**132**	**38**	**170**	**-**	**170**
Subtotal Farming	**222**	**456**	**6,989**	**7,648**	**(6,017)**	**7,292**
Sugar, Ethanol & Energy	**Open hedge positions [1] (thousand tons)**	**2013 Gains/(Losses) (thousands $) Unrealized**	**Realized**	**Total 12M13**	**Gains/(Losses) Booked in 2012 (thousands $)**	**Harvest Year Gains/Losses (thousands $)**
2013/14 Harvest Year						
Sugar	-	-	7,422	7,422	33	7,454
Ethanol	-	-	77	77	1,009	1,086
2013/14 Total	**-**	**-**	**7,499**	**7,499**	**1,042**	**8,541**
2014/15 Harvest Year						
Sugar	138	2,187	2,256	4,443	6,837	11,280
Ethanol	-	-	-	-	(40)	(40)
2014/15 Total	**138**	**2,187**	**2,256**	**4,443**	**6,796**	**11,239**
Subtotal Sugar, Ethanol and Energy	**138**	**2,187**	**9,755**	**11,942**	**7,838**	**19,780**
Total Hedge Position	**361**	**2,643**	**16,744**	**19,590**	**1,821**	**27,072**

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA for the spanish initials). Sugar and cotton futures contracts are traded on the Intercontinental Exchange (ICE).

19

4Q13

Indebtedness

Net Debt Breakdown			
$ thousands	**4Q13**	**3Q13**	**Chg %**
Farming	121,269	141,980	**(14.6%)**
Short term Debt	61,942	66,091	(6.3%)
Long term Debt	59,327	75,889	(21.8%)
Sugar, Ethanol & Energy	**538,862**	539,004	**(0.0%)**
Short term Debt	86,025	95,956	(10.3%)
Long term Debt	452,837	443,048	2.2%
Total Short term Debt	**147,967**	162,047	**(8.7%)**
Total Long term Debt	**512,164**	518,937	**(1.3%)**
Gross Debt	**660,131**	680,983	**(3.1%)**
Cash & Equivalents	232,147	260,529	**(10.9%)**
Net Debt	**427,984**	**420,454**	**1.8%**

Adecoagro's gross indebtedness as of the end of 2013 was $660.1 million, 3.1% lower compared to September 30, 2013.

Short and long term debt corresponding to the Farming business was reduced by a total of $20.7 million or 14.6% as loans matured following the end of the harvest year.

In the Sugar and Ethanol business, debt remained practically unchanged during 4Q13. Nevertheless we shifted a portion of our short term debt to long term debt primarily to finance the construction of the second phase of Ivinhema mill, which is expected to be fully operational for the start of the 2015 harvest season.

Total cash as of December 31, 2013 was $232.1 million, 10.9% below September 30, 2013.

As a result of the decrease in outstanding debt and reduction in cash, Net Debt as of 2013 year end was $428.0 million, 1.8% higher than the previous quarter.


Debt Currency Breakdown
4.7%
39.0%
56.4%
Argentine Peso
US Dollar
Brazilian Reais


Short and Long Term Debt
22.4%
77.6%
Total Short term Debt
Total Long term Debt

20

adecoagro

4Q13

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	2013	2012	Chg %	4Q13	4Q12	Chg %
Farming & Land Transformation	**9,835**	**29,988**	**(67.2%)**	**2,602**	**6,177**	**(57.9%)**
Land Acquisitions	-	-	-	-	-	-
Land Transformation	2,289	7,977	(71.3%)	572	1,172	(51.2%)
Rice Mill Construction	1,162	7,765	(85.0%)	260	1,586	(83.6%)
Dairy Free Stall Unit	5,045	10,354	(51.3%)	1,398	2,010	(30.4%)
Others	1,338	3,891	(65.6%)	371	1,409	(73.7%)
Sugar, Ethanol & Energy	**227,106**	**295,193**	**(23.1%)**	**58,682**	**71,587**	**(18.0%)**
Sugar & Ethanol Mills	131,567	214,438	(38.6%)	32,087	50,793	(36.8%)
Sugarcane Planting	95,539	80,754	18.3%	26,595	20,794	27.9%
Total	**236,940**	**325,181**	**(27.1%)**	**61,284**	**77,764**	**(21.2%)**

Adecoagro's capital expenditures during 2013 totaled $236.9 million, 27.1% lower than 2012. The Sugar, Ethanol and Energy business accounted for 95.8% or $227.1 million of total CAPEX, as a result of the construction of the Ivinhema mill and the expansion of our sugarcane plantation in order to fully supply our mills with owned cane. Adecoagro has completed the construction of the first phase of the Ivinhema mill, and is currently commencing the construction of the second phase of the mill.

Farming and Land transformation expenditures accounted for 4.2% or $9.83 million of total CAPEX in 2013. The main capital expenditures were concentrated in building the Franck rice mill, the second free-stall dairy, and to continue transforming the portion of undeveloped land Adecoagro holds in its land portfolio.

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	***Metric***	**2013**	**2012**	**% Chg**	**2013**	**2012**	**% Chg**
Soybean	*tons*	3,593	10,175	(64.7%)	1,086	3,705	(70.7%)
Corn [1]	*tons*	14,029	18,829	(25.5%)	858	2,911	(70.5%)
Wheat [2]	*tons*	41,752	42,502	(1.8%)	9,360	8,561	9.3%
Sunflower	*tons*	2,770	484	472.4%	946	194	386.5%
Cotton lint	*tons*	189	447	(57.7%)	283	698	(59.4%)
Rough Rice [3]	*tons*	22,116	20,815	6.3%	5,937	5,416	9.6%
Sugar	*tons*	47,096	29,702	58.6%	11,075	6,630	67.0%
Ethanol	*m3*	74,264	51,042	45.5%	39,149	26,322	48.7%

(1) Includes sorghum.

(2) Includes barley.

(3) Expressed in rough rice equivalent

Variations in inventory levels between 2012 and 2013 are attributable to (i) changes in production volumes resulting from changes in planted area, the production mix between different crops and in yields obtained, (ii) a different percentage of area being harvested during the period, and (iii) changes in the commercial and selling strategy for each product.

21

4Q13

Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

4Q13

Appendix

Market Outlook


2013 Soft Commodity Prices
130
120
110
100
90
80
70
60
50
01/01/2013
01/02/2013
01/03/2013
01/04/2013
01/05/2013
01/06/2013
01/07/2013
01/08/2013
01/09/2013
01/10/2013
01/11/2013
01/12/2013
01/01/2014
CORN
SUGAR
COTTON
SOYBEAN
WHEAT

Corn:

- The average price of the nearby corn future contract on the Chicago Board of Trade (CBOT) was $4.38 per bushel in 4Q13, representing a 24% decrease compared to the average price of 3Q13 futures contract and a 41% decrease compared to the average price of 4Q12. The average price in 2013 was $5.79 per bushel, representing a 17% decrease compared to the average price in 2012.
- Based on the USDA report published on February 10, 2014, US ending stocks were at 1.481 billion bushels, 150 million bushels below the previous report, 523 million bushels below the first estimations published in May 2013 and 660 million bushels above the previous harvest year. Total estimated production stands at 13.925 billion bushels, -215 million bushels below the first estimations published in May 2013 and 3.145 billion bushels above the previous harvest year.
- There have been strong export sales in the last month. As of February 20, 2014, shipped exports stood at 15.3 million tons of which 33.7 million tons have been committed for sale (38% and 83% of total estimated exports of 40.6 million tons).
- According to USDA estimates, as of February 10, 2014 Brazil was expected to harvest 70 million tons and Argentina 24 million tons, 14% and 9% below the previous harvest year, respectively.

23

4Q13

Argentina has struggled with a delayed planting window along with a hot and dry growth cycle. While weather conditions have improved recently providing some relief to the late-planted corn, the weather still remains one of the major risks. In contrast, weather conditions in Brazil have been near perfect up to mid-January. Safrinha corn is near 60% of total production and will be planted after soybean harvest. The Soy-to-corn ratio will be a key driver for switching between beans and corn. Price ratio has been trading near its highest levels in the past 20 years. Planted area will be determined during February (the critical period for insurance revenue protection). We forecast planted area at 93.9 m/acres (-1.4 million acres). Forecasting production using trend yields, results in an estimated stock-to-use of 13%, higher than the current 11%.

Soybean:

The average price of the nearby soybeans future contract on the Chicago Board of Trade (CBOT) was $13.18 per bushel in 4Q13, representing a 9.5% decrease compared to the average price in 3Q13 futures contract and a 14% decrease compared to the average price of 4Q12. The average price of 2013 was $14.07 per bushel, representing a 4% decrease compared to the average price in 2012. Based on the USDA report published on February 10, 2014, US ending stocks are at 150 million bushels. This value stands at the same level as the previous report, 115 million bushels below first estimations published in May 2013 and 9 million bushels above the previous harvest year. Total estimated production is at 3.289 billion bushels, -101 million bushels below first estimations published in May 2013 and 255 million bushels above the previous harvest year.

According to USDA estimates as of February 10, 2014, Brazil was expected to harvest 90 million tons and Argentina 54 million tons, 10% and 8% above the previous harvest year, respectively.

The main driver in Argentina that will determine the selling pace will be the devaluation of the Peso and whether or not Argentineans decide to hoard soybeans as a form of currency hedge. Liabilities and inflation rate will also affect selling pace. Until February, farmers had sold 6% of their estimated production. Last season at this point 11% of new crop production had been sold.

The market is expecting a new record high in production from South America, reaching a total of 157-158 million tons or 8% increase year-over-year. Infrastructure improvements in Brazil will be another driver to follow.

Wheat:

The average price of the nearby wheat future contract on the Chicago Board of Trade (CBOT) was $6.52 per bushel in 4Q13, representing a 2.0% decrease compared to the average price of 3Q13 futures contract and a 23.0% decrease compared to the average price of 4Q12. The average price in 2013 was $6.84 per bushel, representing a 9.0% decrease compared to the average price in 2012. Based on the USDA report published on February 10, 2014, US ending stocks are at 558 million bushels, 50 million bushels below the previous report, 112 million bushels below the first estimates published in May 2013 and 160 million bushels below the previous harvest year.

Global wheat production for 2013/14 projected by USDA are at 712.66 million tons, 8.0% above last year.

South America drops in production and quality. US balance sheet remains far tighter than last year and strong demand from Brazil is expected in the coming months.

4Q13

Cotton:

The average price of the nearby Cotton future contract on ICE was $0.81 per pound in 4Q13, representing a 5.0% decrease compared to the average price of 3Q13 futures contract and an 11.0% increase compared to the average price of 4Q12. The average price in 2013 was $0.83 per pound, representing a 5.0% increase compared to the average price in 2012.

Global ending stocks are expected to set another record of over 21.251 million tons in 2013/14, and the stock-to-use ratio at 89.1% or over 10.6 months of consumption. However, only 40.0% is located outside of China and exportable cotton remains low, a limit to downward price momentum.

While world inventories are expected to hit a record, U.S. output has fallen to a four-year low this season at 650k tons. Export pace is good and is supporting spot prices vs December 2014 position US yield estimated by USDA stands at 826 plants per acre, production at 13.19 million pound bales and ending stocks at 3.0 million pound bales USDA pegs Chinese mill demand for cotton fiber at 36.0 million bales (7.8 million tons), unchanged from the previous marketing year. China stocks were reduced to 12.5 million tons, due to a 1.0 million bales reduction in production figure. As a result, stock-to-use ration stands at 159.0%.

Brazils planted area is estimated to have increased up to 1.0 million hectares, 110 hectares higher than last year´s area. Total estimated production stands at 1.6 million tons. The biggest area is expected to be in Mato Grosso with a total area of 600 thousand hectares, where 65.0% will be safrinha or second crop. Weather development for soybean is very important for the crop as any delay in harvest will not guarantee that cotton will be planted in the optimal planting window.

Rice:

The FOB average price for high-quality milled rice in the South American market was USD 590 per ton during 4Q13, compared to an average of USD 600 in 4Q12 and USD 600 in 3Q13.

Thai price stands at USD 440/ton FOB 5.0% broken. Thailand’s National Rice Policy Committee has decided to terminate the government rice mortgage program, which is due to expire at the end of February 2014. The Thai government is already under pressure to clear delayed payments for purchase of paddy from farmers under the rice mortgage program. The political crisis in the country remains acute and the future of the large accumulated stockpiles is not clear. According to USDA estimates, Thailand rice exports have declined for the second consecutive year, reaching 6.6 million tons in the calendar year 2013, down 5.0% from an estimated 6.9 million tons exported in 2012, and down 17.0% from the government target of 8.0 million tons. Meanwhile, the Thai Rice Exporters Association (TREA) expects that Thailand could export about 7.5 million tons rice in 2014.

India 5.0% broken rice ended the month at USD415/ ton. According to the USDA, India is expected to be the world’s largest paddy rice exporter for the third consecutive year, with approximately 10.5 million tons of rice exports in 2013, followed by Vietnam with 7.2 million tons of exported rice and Thailand, which exported 6.6 million tons rice in 2013. Meanwhile, India’s basmati rice exports are forecast to reach 4.0 million tons in the 2013/14 harvest year (April – March), the highest annual basmati rice exports on record and up 12.5% from about 3.5 million tons in the 2013/14 harvest year, due to firm demand, especially from the Middle East countries including Saudi Arabia, Kuwait and Iran. According to

4Q13

the USDA, India’s rice production is expected to decline to 103 million tons in 2013-14, down 2.0% from 105.3 million tons in 2011/12.

In Vietnam price stands at USD 405/ton FOB 5.0% broken. The Vietnam Food Association (VFA) expects Vietnam rice exporters will face stiff competition in 2014 due to reduced prices and higher supplies in the global rice market. Separately, the Vietnamese government is planning to shift about 130,000 hectares of rice area to other crops such as soybeans and corn as part of the changes in agriculture and rural development in 2014. However, production is estimated to remain at 43.4 million tons of paddy as higher yields are expected.

Pakistan 5% broken rice ended the month at USD395 /ton. Pakistan is trying to increase its rice exports to China, now the world’s largest rice importer. Rice Exporters Association of Pakistan (REAP) senior vice-chairman says Pakistan rice exports to China are expected to grow to about 0.7 – 1.0 million tons in the 2013/14 harvest year (July – June).

U.S. price stands at USD 615/ton bagged FOB 4.0% broken. According to USDA, total rice production in the U.S. has reached 6.6 million tons in calendar year 2013, down 8.3% from last year, partly due to farmers switching crops in hopes of higher profits. Average paddy rice prices in 2013 increased by 6.2% to USD 340/ton from the previous year, USDA said.

Uruguayan and Argentine prices stand at USD 590/ton bagged FOB 5.0% broken. Export prices remain stable. The rice is being harvest in Mercosur region and prospects are good, especially in Brazil where production should increase in 4.0%. Meanwhile the indicative price for paddy rice in Brazil declined marking USD 300/ton in late January.

Sugar and Ethanol:

During the fourth quarter of 2013 the Brazilian Center-South Region crushed 2.6% more sugarcane than the previous year, as dry weather conditions allowed many mills to crush through to the third week of December. However, the TRS in this period was lower than the last crop (132.7 kg/ton vs. 136.0 kg/ton).

Brazils 2013/14’s harvest crushed 11.5% more sugarcane YoY (594.1 million tons in 2013/14 vs. 533.75 million tons in 2012/2013), according to UNICA. However, final production increased less due to lower TRS, 133.4 kg/ton (1.65 kg/ton lower than 2012/13). The additional cane crushed (61.34 million tons) was mostly diverted to produce more ethanol (25.3 million m³ against 21.2 million m³ of 2012, sugar production remained around 34 million tons). NY#11 contract decreased 16.66% during the year, and the local sugar market followed (decreasing 14.8% according to ESALQ-CEPEA). On the other hand, hydrous and anhydrous ethanol average prices in 2013 were respectively 2.9% and 5.9% higher than 2012 (in local currency). This can be explained by the increase in gasoline prices (6.6% in January and 4.0% in November), increase in flex-fuel vehicles, and more competitive hydrous pricing at the pumps. According to BACEN (Brazilian Central Bank), even though the domestic gasoline prices are still below the international price, they do not expect a fuel price adjustment in 2014.

In India, the second largest sugar producer in the world, the 2013/14 crop start was delayed as a result of an impasse between millers and farmers. Farmers wanted higher prices for the sugarcane (at least 3,000 Rs/ton against the current price 2,800 Rs/ton), millers alleged that they could not afford to pay more than 2,250 Rs/ton. This delay caused Indian sugar production to decrease by 29.0% in the first

4Q13

three months of harvesting (5.74 million tons). Despite this number the Indian Sugar Mills Association (ISMA) estimates sugar production for this crop at 25 million tons.

The 2014/15 Brazilian crop is estimated at 605 million tons of crushed cane for the Center-South region, a 2.0% increase compared to the current crop. The TRS is expect to recover to 136 kg/ton but have a lower sugar mix (from 45.6% to 44.0%) which would result in an ethanol production of 27.1 million m³ and a sugar production of 34.6. These expectations are based on current relative price expectations for the harvest. However, recent drought in Brazils Center-South region is starting to cause concern about cane development in Sao Paulo which would reduce the world sugar surplus.

4Q13

Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss)

We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets.

We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets.

We believe that Adjusted EBITDA and Adjusted EBIT are for Adeocoagro and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

4Q13

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss 2013

Sugar, Ethanol & $ thousands Crops Rice Dairy Coffee Cattle Farming Energy Land Transformation Corporate Total

Sales of manufactured products and services rendered 510 104,576 3,237 108,323 316,984 425,307 Cost of manufactured products sold and services rendered (84,654) (89) (84,743) (187,518) (272,260)

Gross Profit from Manufacturing Activities 510 19,922 3,148 23,581 129,466 153,047

Sales of agricultural produce and biological assets 184,607 2,517 30,661 439 616 218,840 477 219,317 Cost of agricultural produce and biological assets (184,607) (2,517) (30,661) (439) (616) (218,840) (477) (219,317) Initial recog. and changes in FV of BA and agricultural produce 24,356 8,339 7,761 (8,332) (267) 31,857 (70,980) (39,123) Gain from changes in NRV of agricultural produce after harvest 12,607 121 12,728 147 12,875

Gross Profit from Agricultural Activities 36,963 8,339 7,761 (8,211) (267) 44,585 (70,833) (26,248) Margin Before Operating Expenses 37,473 28,261 7,761 (8,211) 2,881 68,165 58,633 126,798

General and administrative expenses (4,101) (4,424) (1,087) (1,119) (10,731) (19,434) (23,187) (53,352) Selling expenses (6,236) (16,104) (454) (422) (75) (23,291) (44,571) (207) (68,069) Other operating income, net 7,632 438 494 (291) (1) 8,272 13,290 28,172 (84) 49,650 Share of gain/(loss) of joint ventures (219) (219) (219)

Profit from Operations Before Financing and Taxation 34,549 8,171 6,714 (10,043) 2,805 42,196 7,918 28,172 (23,478) 54,808

Profit From Discontinued Operations 1,767 1,767 1,767 ( ) Initial recog. and changes in F.V. of long term BA (unrealized) 234 8,121 8,355 47,341 55,696

Adjusted EBIT 34,549 8,171 8,715 (1,922) 2,805 52,318 55,259 28,172 (23,478) 112,271

( ) Depreciation PPE 2,171 4,731 1,086 375 89 8,452 59,980 68,432

Adjusted EBITDA 36,720 12,902 9,801 (1,547) 2,894 60,770 115,239 28,172 (23,478) 180,703

Reconciliation to Profit/(Loss)

Adjusted EBITDA 180,703

(+) Initial recog. and changes in F.V. of BA (unrealized) (55,696) (+) Depreciation PPE (68,432) (+) Financial result, net (91,682) (+) Income Tax (Charge)/Benefit 9,277

Profit/(Loss) for the Period (25,830)

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss 2012

Sugar,

Ethanol & Land $ thousands Crops Rice Dairy Coffee Cattle Farming Energy Transformation Corporate Total

Sales of manufactured products and services rendered 589 92,438 4,390 97,417 282,109 379,526 Cost of manufactured products sold and services rendered (78,617) (230) (78,847) (185,131) (263,978)

Gross Profit from Manufacturing Activities 589 13,821 4,160 18,570 96,978 115,548

Sales of agricultural produce and biological assets 195,617 1,466 18,868 8,363 637 224,951 223 225,174 Cost of agricultural produce and biological assets (195,617) (1,466) (18,868) (8,363) (637) (224,951) (223) (225,174) Initial recog. and changes in FV of BA and agricultural produce 35,471 6,463 2,060 (4,196) (131) 39,667 (23,024) 16,643 Gain from changes in NRV of agricultural produce after harvest 15,850 154 16,004 16,004

Gross Profit from Agricultural Activities 51,321 6,463 2,060 (4,042) (131) 55,671 (23,024) 32,647 Margin Before Operating Expenses 51,910 20,284 2,060 (4,042) 4,029 74,241 73,954 148,195

General and administrative expenses (4,436) (4,072) (906) (1,082) (23) (10,519) (22,239) (24,933) (57,691) Selling expenses (5,904) (16,157) (319) (304) (60) (22,744) (35,690) (168) (58,602) Other operating income, net (9,330) 1,065 22 2,387 (16) (5,872) 9,797 27,513 (341) 31,097 Share of gain/(loss) of joint ventures

Profit from Operations Before Financing and Taxation 32,240 1,120 857 (3,041) 3,930 35,106 25,822 27,513 (25,442) 62,999

Profit From Discontinued Operations (4,040) (4,040) (4,040) ( ) Initial recog. and changes in F.V. of long term BA (unrealized) (115) 2,615 2,500 24,783 27,283

Adjusted EBIT 32,240 1,120 (3,298) (426) 3,930 33,566 50,605 27,513 (25,442) 86,242

( ) Depreciation PPE 2,073 3,823 896 587 189 7,568 46,900 54,468

Adjusted EBITDA 34,313 4,943 (2,402) 161 4,119 41,134 97,505 27,513 (25,442) 140,710

Reconciliation to Profit/(Loss)

Adjusted EBITDA 140,710

(+) Initial recog. and changes in F.V. of BA (unrealized) (27,283) (+) Depreciation PPE (54,468) (+) Financial result, net (55,116) (+) Income Tax (Charge)/Benefit 5,436

Profit/(Loss) for the Period 9,279

4Q13

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss 4Q13

Sugar, Ethanol & $ thousands Crops Rice Dairy Coffee Cattle Farming Energy Land Transformation Corporate Total

Sales of Manufactured Products and Services Rendered 138 28,380 522 29,040 115,671 144,711 Cost of Manufactured Products Sold and Services Rendered (20,750) (20) (20,771) (69,239) (90,008)

Gross Profit from Manufacturing Activities 138 7,630 502 8,270 46,433 54,702

Sales of Agricultural Produce (AP) and Biological Assets (BA) 15,955 447 8,186 0 0 24,589 477 25,065 Cost of Agricultural Produce (AP) and Biological Assets (BA) (15,955) (447) (8,186) (0) (0) (24,589) (477) (25,065) Initial Recognition and Changes in Fair Value of BA and AP 5,806 2,354 2,637 (789) (182) 9,826 (28,142) (18,316) Gain From Changes in NRV of Agricultural Produce After Harvest 2,863 (0) 2,863 3,010

Gross Profit From Agricultural Activities 8,669 2,354 2,637 (789) (182) 12,689 (28,142) (15,306) Margin Before Operating Expenses 8,807 9,984 2,637 (789) 321 20,959 18,291 39,396

General and Administrative Expenses (964) (963) (311) (253) (2,492) (4,886) (6,925) (14,302) Selling Expenses (1,092) (4,175) (118) (3) (6) (5,394) (16,878) (46) (22,318) Other Operating Income, net 890 48 474 7 (2) 1,417 5,604 21,253 (140) 28,134 Share of Gain/(Loss) of Joint Ventures (178)

Profit From Operations Before Financing and Taxation 7,641 4,893 2,682 (1,039) 313 14,490 2,131 21,253 (7,111) 30,732

Profit From Discontinued Operations ( ) Initial Recognition and Changes in FV of Long Term BA 702 702 17,632 18,334

Adjusted EBIT 7,641 4,893 2,682 (337) 313 15,192 19,763 21,253 (7,111) 49,066

( ) Depreciation and Amortization 553 1,056 310 89 20 2,027 15,389 17,417

Adjusted EBITDA 8,193 5,949 2,992 (248) 333 17,219 35,152 21,253 (7,111) 66,483

Reconciliation to Profit/(Loss)

Adjusted EBITDA 66,483

(+) Initial Recognition and Changes in FV of Long Term BA (18,334) (+) Depreciation and Amortization (17,417) (+) Financial Results, net (20,634) (+) Income Tax (Charge)/Benefit (5,483)

Profit/(Loss) for the Period 4,615

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss 4Q12

Sugar,

Ethanol & Land $ thousands Crops Rice Dairy Coffee Cattle Farming Energy Transformation Corporate Total

Sales of Manufactured Products and Services Rendered 97 24,247 935 25,279 98,096 123,375 Cost of Manufactured Products Sold and Services Rendered (20,862) (45) (20,907) (58,004) (78,911)

Gross Profit from Manufacturing Activities 97 3,385 890 4,372 40,092 44,464

Sales of Agricultural Produce (AP) and Biological Assets (BA) 39,232 287 4,616 3,720 220 48,075 34 48,109 Cost of Agricultural Produce (AP) and Biological Assets (BA) (39,232) (287) (4,616) (3,720) (220) (48,075) (34) (48,109) Initial Recognition and Changes in Fair Value of BA and AP 8,500 4,929 2,062 (1,073) 86 14,504 (16,357) (1,853)

Gain From Changes in NRV of Agricultural Produce After Harvest 1,923 (349) 1,574 1,574

Gross Profit From Agricultural Activities 10,423 4,929 2,062 (1,422) 86 16,078 (16,357) (279) Margin Before Operating Expenses 10,520 8,314 2,062 (1,422) 976 20,450 23,735 44,185

General and Administrative Expenses (1,242) (1,010) (232) (268) 8 (2,744) (5,487) (6,308) (14,539) Selling Expenses (1,524) (3,342) (137) (68) (22) (5,093) (8,160) (105) (13,358) Other Operating Income, net 1,080 428 (1,280) 178 (5) 401 4,503 19,418 (137) 24,185 Share of Gain/(Loss) of Joint Ventures

Profit From Operations Before Financing and Taxation 8,834 4,390 413 (1,580) 957 13,014 14,591 19,418 (6,550) 40,473

Profit From Discontinued Operations (858) (858) (858) ( ) Initial Recognition and Changes in FV of Long Term BA (1,190) 309 (881) 15,156 14,275

Adjusted EBIT 8,834 4,390 (1,635) (1,271) 957 11,275 29,747 19,418 (6,550) 53,890

( ) Depreciation and Amortization 707 922 230 139 37 2,035 12,537 14,572

Adjusted EBITDA 9,541 5,312 (1,405) (1,132) 994 13,310 42,284 19,418 (6,550) 68,462

Reconciliation to Profit/(Loss)

Adjusted EBITDA 68,462

(+) Initial Recognition and Changes in FV of Long Term BA (14,275) (+) Depreciation and Amortization (14,572) (+) Financial Results, net (15,244) (+) Income Tax (Charge)/Benefit 1,313

Profit/(Loss) for the Period 25,684

adecoagro

4Q13

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Income

Statement of Income						
$ thousands	**2013**	**2012**	**Chg %**	**4Q13**	**4Q12**	**Chg %**
Sales of manufactured products and services rendered	425,307	379,526	12.1%	144,711	123,375	17.3%
Cost of manufactured products sold and services rendered	(272,261)	(263,978)	3.1%	(90,009)	(78,911)	14.1%
Gross Profit from Manufacturing Activities	**153,046**	**115,548**	**32.5%**	**54,702**	**44,464**	**23.0%**
Sales of agricultural produce and biological assets	219,317	225,174	(2.6%)	25,065	48,109	(47.9%)
Cost of agricultural produce sold and direct agricultural selling expenses	(219,317)	(225,174)	(2.6%)	(25,065)	(48,109)	(47.9%)
Initial recognition and changes in fair value of biological assets and agricultural produce	(39,123)	16,643	-	(18,316)	(1,853)	-
Changes in net realizable value of agricultural produce after harvest	12,875	16,004	(19.6%)	3,010	1,574	-
Gross Profit/(Loss) from Agricultural Activities	**(26,248)**	**32,647**	**-**	**(15,306)**	**(279)**	**-**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**126,798**	**148,195**	**(14.4%)**	**39,396**	**44,185**	**(10.8%)**
General and administrative expenses	(53,352)	(57,691)	(7.5%)	(14,302)	(14,539)	(1.6%)
Selling expenses	(68,069)	(58,602)	16.2%	(22,318)	(13,358)	67.1%
Other operating income/(loss), net	49,650	31,097	59.7%	28,175	25,464	10.6%
Share of (loss)/benefit of joint ventures	(219)	-	-	(219)	-	-
Profit/(Loss) from Operations Before Financing and Taxation	**54,808**	**62,999**	**(13.0%)**	**30,732**	**41,752**	**(26.4%)**
Finance income	7,234	11,538	(37.3%)	1,909	2,302	(17.1%)
Finance costs	(98,916)	(66,654)	48.4%	(22,543)	(17,546)	28.5%
Financial results, net	(91,682)	(55,116)	66.3%	(20,634)	(15,244)	35.4%
Profit/(Loss) Before Income Tax	**(36,874)**	**7,883**	**-**	**10,098**	**26,508**	**(61.9%)**
Income tax (charge)/benefit	9,277	5,436	70.7%	(5,483)	1,313	-
Profit / (Loss) from Continued Operation	**(27,597)**	**13,319**	**-**	**4,615**	**27,821**	**-**
Profit / (Loss) from Discontinued Operation	**1,767**	**(4,040)**	**-**	**-**	**(2,137)**	**-**
Profit / (Loss) for the Period	**(25,830)**	**9,279**	**-**	**4,615**	**25,684**	**(82.0%)**

31

4Q13

Condensed Consolidated Statement of Cash Flow

Statement of Cash Flows $ thousands 2013 2012 Chg %

Cash flows from operating activities:

Profit / (Loss) for the year (25,830) 9,279

Adjustments for :

Income tax (benefit) / expense (9,277) (5,436) 70.7% Depreciation 68,934 54,117 27.4% Amortization 468 351 33.3% Gain from disposal of farmlands and other assets (26,434) Gain from the disposal of other property items (670) (882) (24.0%) Gain from the sale of subsidiaries (1,967) (27,513) (92.9%) Equity settled share based compensation granted 3,803 4,138 (8.1%) Loss / gain from derivative financial instruments and forwards (266) 6,304 Interest and other financial expense, net 45,192 18,948 138.5%

Initial recognition and changes in fair value of non harvested biological assets (unrealized) 53,456 13,335 300.9%

Changes in net realizable value of agricultural produce after harvest (unrealized) 292 (2,024) Provision and allowances 768 (2,020) Share of loss from joint venture (219) Foreign exchange losses, net 21,087 24,801 (15.0%) Cash flow hedge – transfer from equity 2,560 Discontinued operations (1,767) 4,040

Subtotal 130,130 97,438 33.6%

Changes in operating assets and liabilities:

Increase in trade and other receivables (35,464) (39,163) (9.4%) Increase in inventories (27,624) (3,794) 628.1% (Increase) / decrease in biological assets (347) (5,830) (94.0%) Increase / (Decrease) in other assets 690 10 6,800.0% Increase / (Decrease) in derivative financial instruments 8,123 (1,467) Increase in trade and other payables 23,718 15,309 54.9% Increase in payroll and social security liabilities 3,504 5,784 (39.4%) (Decrease) / Increase in provisions for other liabilities (233) 132

Net cash generated from operating activities before interest and taxes paid 102,497 68,419 49.8%

Income tax paid (417) (596) (30.0%)

Net cash generated from operating activities 102,080 67,823 50.5%

Cash flows from investing activities:

Purchases of property, plant and equipment (128,726) (218,770) (41.2%) Purchases of intangible assets (1,376) (359) 283.3%

Purchase of cattle and planting cost of non current biological assets (96,487) (82,612) 16.8%

Interest received 6,882 11,249 (38.8%) Proceeds from sale of property, plant and equipment 2,594 851 204.8% Proceeds from sale of farmland and other assets 31,052 15,703 97.7% Proceeds from disposal of subsidiaries 12,078 10,208 18.3% Investment in joint ventures (4,164) Payment of seller financing arising on subsidiaries acquired (1,555) (33,485) (95.4%)

Proceeds from sales of financial assets 13,066

Discontinued operations 5,100 (3,000)

Net cash used in investing activities (161,536) (300,215) (46.2%)

Cash flows from financing activities:

Proceeds from equity settled shared based compensation exercised 99 218 (54.6%) Proceeds from long term borrowings 322,763 230,601 40.0% Payments of long term borrowings (113,750) (79,781) 42.6% Interest paid (45,972) (34,587) 32.9% Net (decrease) / increase in short term borrowings (53,367) 17,057 (412.9%) Purchase of own shares (5,102)

Net cash generated from financing activities 104,671 133,508 (21.6%) Net increase / (decrease) in cash and cash equivalents 45,215 (98,884)

Cash and cash equivalents at beginning of year 218,809 330,546 (33.8%) Effect of exchange rate changes on cash and cash equivalents (31,877) (12,853) 148.0%

Cash and cash equivalents at end of year 232,147 218,809 6.1%

adecoagro

4Q13

Condensed Consolidated Balance Sheet

Statement of Financial Position			
$ thousands	December 31, 2013	December 31, 2012	Chg %
ASSETS			
Non-Current Assets			
Property, plant and equipment, net	790,520	880,897	(10.3%)
Investment property	10,147	15,542	(34.7%)
Intangible assets, net	27,341	32,880	(16.8%)
Biological assets	225,203	224,966	0.1%
Investments in joint ventures	3,179	2,613	21.7%
Financial assets	-	11,878	-
Deferred income tax assets	48,368	35,391	36.7%
Trade and other receivables, net	53,252	44,030	20.9%
Other assets	707	1,398	(49.4%)
Total Non-Current Assets	**1,158,717**	**1,249,595**	**(7.3%)**
Current Assets			
Biological assets	66,941	73,170	(8.5%)
Inventories	108,389	95,321	13.7%
Trade and other receivables, net	141,180	135,848	3.9%
Derivative financial instruments	4,102	5,212	(21.3%)
Cash and cash equivalents	232,147	218,809	6.1%
Total Current Assets	**552,759**	**528,360**	**4.6%**
TOTAL ASSETS	**1,711,476**	**1,777,955**	**(3.7%)**
SHAREHOLDERS EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,573	183,331	0.1%
Share premium	939,072	940,332	(0.1%)
Cumulative translation adjustment	(311,807)	(182,929)	70.5%
Equity-settled compensation	17,352	17,952	(3.3%)
Cash flow hedge	(15,782)	-	-
Other reserves	(161)	(349)	(53.9%)
Treasury shares	(961)	(6)	15,916.7%
Retained earnings	43,018	67,647	(36.4%)
Equity attributable to equity holders of the parent	**854,304**	**1,025,978**	**(16.7%)**
Non controlling interest	45	65	(30.8%)
TOTAL SHAREHOLDERS EQUITY	**854,349**	**1,026,043**	**(16.7%)**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	2,951	4,575	(35.5%)
Borrowings	512,164	354,249	44.6%
Deferred income tax liabilities	57,623	75,389	(23.6%)
Payroll and social liabilities	1,458	1,512	(3.6%)
Provisions for other liabilities	2,293	1,892	21.2%
Total Non-Current Liabilities	**576,489**	**437,617**	**31.7%**
Current Liabilities			
Trade and other payables	92,965	99,685	(6.7%)
Current income tax liabilities	310	187	65.8%
Payroll and social liabilities	26,139	22,948	13.9%
Borrowings	147,967	184,884	(20.0%)
Derivative financial instruments	12,600	5,751	119.1%
Provisions for other liabilities	657	840	(21.8%)
Total Current Liabilities	**280,638**	**314,295**	**(10.7%)**
TOTAL LIABILITIES	**857,127**	**751,912**	**14.0%**
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,711,476**	**1,777,955**	**(3.7%)**

33